Instacare Corp.

2660 Townsgate Road #300

Westlake Village, CA  91361

March 10, 2011

Mr. John Reynolds

Division of Corporation Finance

United States Securities and Exchange Commission

100  F. Street, N.E.

Washington, D.C. 20549

RE:

InstaCare Corp.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 12, 2010

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Filed April 12, 2010

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Filed November 16, 2010

File No.  000-33187

Dear Mr. Reynolds:

This correspondence is in response to your letter dated February 17, 2011 in reference to the aforementioned filings of instaCare Corp. your File No. 000-33187.

In response to your request of February 17, 2011, instaCare Corp. (your File No. 000-33187) respectfully requests a ten (10) day extension from this date so that we may respond to your request. The reason for our extension request concerns a health issue involving one of the company’s consultants. We plan to file our response on March 21, 2011, or sooner.

In connection with our responses to your comments, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Keith Berman

Keith Berman

Principal Executive Officer and CFO